Exhibit 99.1



Alcon Plans to Expand Manufacturing Facility in West Virginia

HÜNENBERG, Switzerland – September 19, 2008– Alcon, Inc. (NYSE:ACL) announced today that the company plans to expand its medical device manufacturing facility in Cabell County, West Virginia. The company hosted a groundbreaking ceremony on September 19, 2008 to formally mark the commencement of this important new facility. At the ceremony, West Virginia Governor Joe Manchin, III, Alcon Chief Executive Officer Cary Rayment and HADCO President Gerald McDonald, among others, spoke about the impact of this expansion for the company and the community.

"Alcon is a world leader in this field and this expansion will keep them at the forefront of intraocular lens technology and manufacturing," said Gov. Joe Manchin. "We're delighted our strong workforce and business climate have played a part in their growth, and the entire region will benefit from even more good jobs that Alcon brings with this announcement."

Alcon is currently in the planning and design phase of the project and will spend more than $25 million during the first phase of development. The new 74,000 square foot building will be fully functional by 2011 and will allow Alcon's Huntington area operations to remain the world's largest intraocular lens (IOL) manufacturing site. Once completed, the expansion ultimately will provide more than 350 jobs over the next 10 to 15 years.

"We are very excited about our expansion and what it will mean for our customers, employees and the community," said Cary Rayment, Alcon's chairman, president and chief executive officer. "With this additional capacity and growth in our skilled workforce, we will be able to meet the growing global demand for advanced cataract surgical products."

Alcon's manufacturing facility currently produces millions of IOLs and surgical delivery systems annually. These small artificial lenses replace the clouded natural lens after it is removed during cataract surgery, while the delivery systems aid in the surgical procedure. In order to meet the needs of the growing global market in cataract surgery, Alcon purchased the 21-acre site in Cabell County, with an option to purchase an additional eight acres in the future.

"Alcon has been a vital member of the Huntington area for many years," states Gerald McDonald, HADCO president. "This expansion is due, in part, to their commitment to innovation and quality manufacturing practices. We are proud to have assisted in the expansion of this world-class organization."

In conjunction with the groundbreaking ceremony for the new facility, Alcon will also celebrate its 30th year of IOL manufacturing and innovation in the state of West Virginia.

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About Alcon (NYSE: ACL)
Alcon, Inc. is the world's leading eye care company, with sales of approximately $5.6 billion in 2007. Alcon, which has been dedicated to the ophthalmic industry for 60 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

About HADCO
HADCO is a non-profit economic development organization with the mission of creating new jobs in the Cabell and Wayne County area. Aggressive marketing by HADCO has helped to bring over 30 new companies to the area resulting in over $500 million in new capital investment and over 10,000 new jobs.

About AcrySof® Intraocular Lenses
Alcon's AcrySof® intraocular lenses are the most frequently implanted lenses in the world, with more than 35 million implants since their introduction in the mid-1990s. Alcon's AcrySof® IOLs offer cataract patients a variety of benefits that can give cataract patients a full range of quality vision. The AcrySof® IQ, AcrySof® Toric and AcrySof® ReSTOR® Aspheric IOLs are part of Alcon's AcrySof® product portfolio.

About Cataract Surgery
A cataract is a "clouding" of the eye's natural lens, which results in blurred or defocused vision. IOLs are implanted during cataract surgery to replace the patient's natural lens that has been removed during surgery. Cataract surgery is the most frequently performed surgery in the world today with surgeons around the world performing more than 10 million cataract surgeries annually. Cataracts cannot be prevented and are the leading cause of treatable blindness worldwide.

Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Alcon
Doug MacHatton
Vice President, Investor Relations and Corporate Communications
817-551-8974
doug.machatton@alconlabs.com
www.alcon.com